List of Subsidiaries of Merchants Bancorp

Subsidiary	Organized Under the Laws of:
Merchants Bank of Indiana (also d/b/a Merchants Mortgage)	Indiana
P/R Mortgage & Investments Corp.	Indiana
Natty Mac Funding LLC	Indiana
RICHMAC Holdings, LLC	Indiana
RICHMAC Funding LLC	Delaware
Joy State Bank	Illinois